SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[ ]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the Fiscal Year Ended

OR

[X]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the transition period from November 1, 1998 to December 31, 1998

Commission file number 1-5842

      A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bowne & Co., Inc.

Employees’ Stock Purchase Plan

      B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOWNE & CO., INC.

345 Hudson Street
New York, New York 10014
(212) 924-5500

Items 1 and 2.  Financial Statements

Page Number
In This Report

Independent Auditors’ Report	F-1
Statements of Net Assets Available for Benefits — December 31, 1998 and October 31, 1998	F-2
Statements of Changes in Net Assets Available for Benefits — Two months ended December 31, 1998 and Year ended October 31, 1998	F-3
Notes to Financial Statements	F-4

Supplemental Schedule:
Item 27(a) — Schedule of Assets Held for Investment Purposes	F-7

Exhibit

Consent of Independent Auditors	F-9

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this transition report to be signed on its behalf by the undersigned hereunto duly authorized.

BOWNE & CO., INC.
EMPLOYEES’ STOCK PURCHASE PLAN
(Name of Plan)

By:	JAMES P. O’NEIL

(James P. O’Neil, Individual Trustee)

Dated: November 5, 1999

INDEPENDENT AUDITORS’ REPORT

The Trustees

BOWNE & CO., INC.
  EMPLOYEES’ STOCK PURCHASE PLAN:

      We have audited the accompanying statements of net assets available for benefits of Bowne & Co., Inc. Employees’ Stock Purchase Plan as of December 31, 1998 and October 31, 1998 and the related statements of changes in net assets available for benefits for the periods then ended. These financial statements are the responsibility of the Plan’s Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bowne & Co., Inc. Employees’ Stock Purchase Plan at December 31, 1998 and October 31, 1998 and the results of its operations for the periods then ended in conformity with generally accepted accounting principles.

      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

September 14, 1999

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND OCTOBER 31, 1998

	December 31,	October 31,
	1998	1998

Assets:

Cash	$582,277	$72,864

Contributions receivable from participating companies	1,195,908	1,191,000

Dividends receivable	26,228	—

Investment in Bowne & Co., Inc. common stock, at market value — 1,103,607 shares in 1998 and 1,088,886 shares in 1997 (cost — $12,046,361 in 1998 and $11,816,398 in 1998)	19,726,977	15,108,296

Total assets	21,531,390	$16,372,160

Liabilities:

Loan from participating company (note 4)	100,000	100,000

Accrued expenses	49,078	26,737

Total liabilities	149,078	126,737

Net assets available for benefits (note 5)	$21,382,312	$16,245,423

See accompanying notes to financial statements.

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
TWO MONTHS ENDED DECEMBER 31, 1998 AND
YEAR ENDED OCTOBER 31, 1998

	Two months	Year
	ended	ended
	December 31,	October 31,
	1998	1998

Investment income:

Net appreciation (depreciation) in market value of investments	$4,407,566	$(3,824,891)

Dividend income from Bowne & Co., Inc.	58,475	145,270

	4,466,041	(3,679,621)

Contributions by:

Employees	562,998	2,918,958

Participating companies	281,498	1,459,480

Total contributions	844,496	4,378,438

Total additions	5,310,537	698,817

Less:

Distributions to former participants	152,011	3,294,763

Administrative expenses	21,637	53,921

Total deductions	173,648	3,348,684

Net increase (decrease)	5,136,889	(2,649,867)

Net assets available for benefits:

Beginning of period	16,245,423	18,895,290

End of period	$21,382,312	$16,245,423

See accompanying notes to financial statements.

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 1998 and October 31, 1998

(1) Plan Description

      The following description of the Bowne & Co. Inc. Employees’ Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

      The Plan became effective June 21, 1973 and is a qualified plan under the Internal Revenue Code (the “IRC”). The Trust Department of an independent third-party bank is the Plan’s trustee.

      Employees of Bowne & Company, Inc. (the “Company”) and its participating subsidiaries are generally eligible to participate in the Plan by working on a full-time basis (over 25 hours per week on a regular basis) in a participating company office.

      Operations of the Plan are funded through contributions received from participating employees of the Company and its subsidiaries which have adopted the Plan and through contributions by the participating companies equal to 50% of their employees’ contributions. Participation in the Plan is voluntary. For the two months ended December 31, 1998 and the year ended October 31, 1998, participants could contribute up to $200 per month.

      Each participant in the Plan is entitled to exercise voting rights attributable to the shares allocated to his or her account.

      The Plan provides for 100% vesting in company contributions in the event of death, permanent or total disability, retirement, or upon the completion of five years of service. The nonvested portion of a participant’s account at the time of termination is returned to the contributing employer. For the two months ended December 31, 1998 and the year ended October 31, 1998, employer contributions were reduced by $18,276 and $128,962, respectively, as a result of the forfeiture of nonvested amounts.

      Benefit payments shall be made in the form of full shares of common stock, plus cash in lieu of any fractional shares and cash for participant contributions made to the trust fund since the end of the preceding plan quarter.

      As of December 31, 1998, the participating companies in the Plan were as follows:

Bowne of Atlanta, Inc.

Bowne of Boston, Inc.
Bowne of Chicago, Inc.
Bowne of Cleveland, Inc.
Bowne of Dallas, L.P.
Bowne of Los Angeles, Inc.
Bowne of New York City, Inc.
Bowne Business Communications, Inc.
Bowne Business Solutions, L.L.C.
Bowne Digital Solutions, L.L.C.
Bowne Global Solutions, Inc.
Bowne of South Bend, Inc.
Bowne Information Services, Inc.
Bowne of Phoenix, Inc.
FundSmith, L.L.C.

      The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary after the payment of all liabilities and expenses at the time as prescribed by the plan terms, the IRC and the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event of termination, participants will become fully vested in their accounts.

BOWNE & CO., INC.
EMPLOYEES’ STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(2) Summary of Significant Accounting Policies

      The following are the significant accounting policies followed by the Plan:

  Basis of Accounting

      The accompanying financial statements are prepared on the accrual basis of accounting.

  Investment Valuation

      The assets of the Plan are recorded at market value, measured by the closing price listed by the American Stock Exchange. During 1998, the Company announced a 2-for-1 stock split. Purchases and sales of securities are recorded on a trade-date basis.

      Dividends are recorded on the ex-dividend date and are reinvested for the benefit of the participants.

  Expenses

      The Plan pays its direct administrative expenses. The Company provides administrative services to the Plan without charge.

  Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Payment of Benefits

      Benefits are recorded when paid.

(3) Tax Status

      The Internal Revenue Service has determined and informed the Company by letter dated August 8, 1996 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(4) Related Party Transaction

      In September 1998, the Company loaned the Plan $100,000 for the purpose of purchasing Company stock. The loan was noninterest-bearing and was repaid in January of 1999.

BOWNE & CO., INC.
EMPLOYEES’ STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(5) Reconciliation of Financial Statements to Form 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,	October 31,
	1998	1998

Net assets available for benefits per the financial statements	$21,382,312	$16,245,423

Amounts allocated to withdrawing participants	(10,408)	(66,713)

Net assets available for benefits per Form 5500	$21,371,904	$16,178,710

      The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Two months
ended
December 31,
1998

Benefits paid to participants per the financial statements	$152,011

Add: Amounts allocated to withdrawing participants at December 31, 1998	10,408

Less: Amounts allocated to withdrawing participants at October 31, 1998	(66,713)

Benefits paid to participants per Form 5500	$95,706

(6) Year 2000 Issue (Unaudited)

      The Company has developed a plan to modify its internal information technology to be ready for Year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become Year 2000-compliant. The Company currently expects the project to be substantially complete by late 1999. The Company does not expect this project to have a significant effect on plan operations.

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

ITEM 27(a) — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

Description	Cost	Current value

* Bowne & Co., Inc. common stock — 1,088,886 shares	$12,046,361	$19,726,977

*	A party-in-interest as defined by ERISA.

CONSENT OF INDEPENDENT AUDITORS

To members of the Administrative Committee of the
  Bowne & Co., Inc. Employees’ Stock Purchase Plan:

      We consent to the incorporation by reference in the Registration Statement (No. 33-35810) on Form S-8 of the Bowne & Co., Inc. Employees’ Stock Purchase Plan of our report dated September 14, 1999 relating to the statements of net assets available for benefits, as of December 31, 1998 and October 31, 1998, and the related statements of changes in net assets available for benefits for the two-month period ended December 31, 1998 and the year ended October 31, 1998, and all the related schedules; which report appears in the December 31, 1998 Annual Report on Form 11-K of Bowne & Co., Inc. Employees’ Stock Purchase Plan.

KPMG LLP

New York, New York

September 14, 1999